NEWS RELEASE
TSX: ELD NYSE: EGO	June 8, 2018

Eldorado Gold Announces Renewal of Normal Course Issuer Bid

VANCOUVER - BC – Eldorado Gold Corporation (“Eldorado” “the Company” or “We”) today announced that the Toronto Stock Exchange (the “TSX”) has accepted for filing the Company’s Notice in respect of a normal course issuer bid (the “NCIB”) to be transacted through the facilities of the TSX and also through alternate Canadian trading systems.

Pursuant to the NCIB, Eldorado may purchase its common shares (the “Shares”) up to a maximum of 1,742,130, representing approximately 0.2% of the total 794,010,680 Shares of the Company that are issued and outstanding as at the date hereof. Purchases will be made at prevailing market prices commencing June 12, 2018 and ending June 11, 2019. Pursuant to TSX policies, daily purchases of Shares made through the facilities of the TSX will not exceed 597,198 Shares representing 25% of the average daily trading volume of 2,388,795 Shares subject to certain prescribed exemptions.

As announced previously, Eldorado did not purchase any Shares under its prior NCIB covering the period starting June 13, 2016 and ending June 12, 2017.

In 2011, the Company established a Restricted Share Unit Plan (“RSU Plan”) for the benefit of designated participants. Designated participants are employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the RSU Plan. Under the RSU Plan, vested RSUs are redeemable for Shares, a cash payment equivalent to the value of a Share or a combination of cash or Shares. The RSU Plan provides that Shares available to satisfy such redemption will be acquired on the market. The NCIB is being conducted to acquire the Shares for the purposes of the RSU Plan.

Eldorado has appointed Computershare Trust Company of Canada as the Trustee for the purposes of arranging for the acquisition of the Shares and to hold the shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. Through the trustee, GMP Securities LP (“GMP”) has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. GMP is required to comply with the TSX NCIB rules in respect of the purchases of Shares through the facilities of the TSX or alternative Canadian trading systems as the Trustee is considered to be a non-independent trustee by the TSX for the purposes of the NCIB rules.

The Shares acquired will be held by the Trustee until the same are required to be transferred to designated participants under the terms of the RSU Plan to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants.

A copy of the Company’s Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s renewal of its Normal Course Issuer Bid (“NCIB”).

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the ability to acquire Shares in the market through the NCIB and in compliance with regulatory requirements. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire shares through the NCIB; the impact of the Company’s proposed share consolidation (if completed); share price volatility; as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 29, 2017.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

All forward looking statements and information contained in this News Release are qualified by this cautionary statement.

Contacts

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com